Exhibit 10.53
Summary Description of LSI Logic Corporation 2006 Incentive Plan
     On February 9, 2006, the Compensation Committee of the Board of Directors of LSI Logic Corporation (the “Company”) adopted the 2006 Incentive Plan (the “2006 Incentive Plan”) for the Company. The bonus pool under the 2006 Incentive Plan is not funded until the Company meets a predetermined threshold operating income target. Thereafter, the bonus pool increases as operating income increases. The maximum bonus pool will not exceed $25 million. The Company’s named executive officers, other than the CEO, as well as other employees of the Company, are eligible to participate in the 2006 Incentive Plan. The target bonus for named executive officers, other than the CEO, is between 45% and 55% of the named executive officer’s base compensation. Actual bonus payments to named executive officers maybe greater than or less than the stated target amount.